SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

L2 Medical Development Company

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

 50243R102

(CUSIP Number)

Hank Habicht

c/o Sail Venture Partners LP

3161 Michelson Drive, Suite 750

Irvine, California 92612

(949) 398-5100

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

September 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS Sail Venture Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 816,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 816,958

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,958 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.22%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS Sail Venture Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 816,958
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 816,958

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,958 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.22%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS Sail Venture Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,917,396
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,917,396

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,917,396 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.56%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS Sail Venture Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,100,438
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,100,438

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,100,438 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.34%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS Sail Venture Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,100,438
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,100,438

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,100,438 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.34%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS Sail Co-Investment Partners Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 656,436
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 656,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,436 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS Sail Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 656,436
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 656,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,436 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS Sail Cayman Adolfo Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 656,436
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 656,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,436 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS Sail Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 656,436
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 656,436

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,436 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO Limited Liability Company

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS F. Henry Habicht II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,978,728
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,978,728

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,978,728 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.67% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS Walter L. Schindler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,482,034
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,482,034

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,482,034 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.33%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

1	NAME OF REPORTING PERSONS Michael J. Hammons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,482,034
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,482,034

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,482,034 (see Item 5 hereof)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.33%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. See Item 2 hereof.

(2) See Item 5 hereof.

CUSIP No. 50243R102

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of L2 Medical Development Company (the “Issuer”). The principal executive offices of the Issuer are located at 2451 Alamo Avenue SE, Albuquerque, NM 87106.

Item 2.	Identity and Background

The reporting persons are Sail Venture Partners, LP, a Delaware limited partnership (“Sail Venture Partners”), Sail Venture Partners, LLC, a Delaware limited liability company (“Sail Venture Partners, LLC”), Sail Venture Partners II, LP, a Delaware limited partnership (“Sail Venture Partners II”), Sail Venture Partners II, LLC, a Delaware limited liability company (“Sail Venture Partners II, LLC”), Sail Venture Management, LLC, a Delaware limited liability company (“Sail Venture Management”), Sail Co-Investment Partners Cayman, LP, a Delaware limited partnership (“Sail Co-Investment Partners Cayman”), Sail Holdings II, LLC, a Delaware limited liability company (“Sail Holdings II, LLC”), Sail Cayman Adolfo Management, LLC, a Delaware limited liability company (“Sail Cayman Adolfo Management”), Sail Capital Management, LLC, a Delaware limited liability company (“Sail Capital Management”), (“Sail Capital Management,” together with Sail Venture Partners, Sail Venture Partners, LLC, Sail Venture Partners II, Sail Venture Partners II, LLC, Sail Venture Management, Sail Co-Investment Partners Cayman, and Sail Holdings II, LLC the, “Sail Entities”), Walter L. Schindler, an individual, (“Schindler”), F. Henry Habicht II, an individual(“Habicht”), and Michael J. Hammons, an individual, (“Hammons”) and collectively with the Sail Entities, the “Reporting Persons.”

Sail Venture Partners is a limited partnership, investing in early stage technology companies, and the address of the principal office of Sail Venture Partners is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.  The principal business of Sail Venture Partners, LLC, is to act as a general partner of Sail Venture Partners, and its address is the same as Sail Venture Partners.  Sail Venture Partners, LLC, as general partner of Sail Venture Partners, may be deemed to beneficially own the securities owned by Sail Venture Partners insofar as it has the power to direct the voting and disposition of such securities. The manager of Sail Venture Partners, LLC is Sail Venture Management. The principal business of Sail Venture Management is to act as the manager of Sail Venture Partners, LLC, and its address is the same as Sail Venture Partners, LLC. Sail Venture Management, as manager of Sail Venture Partners, LLC, may be deemed to beneficially own the securities owned by Sail Venture Partners, LLC insofar as it has the power to direct the voting and disposition of such securities. The managing members of Sail Venture Management are Schindler and Habicht (the “Sail Managing Members”). Each Sail Managing Member is a citizen of the United States. A unanimous vote of the Sail Managing Members is required to vote or dispose of the Company's securities held by Sail Venture Partners. Each of the Sail Managing Members is a venture capitalist. The principal business address of each of the Sail Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

Sail Venture Partners II is a limited partnership, investing in early stage technology companies, and the address of the principal office of Sail Venture Partners II is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.  The principal business of Sail Venture Partners II, LLC, is to act as a general partner of Sail Venture Partners II, and its address is the same as Sail Venture Partners II.  Sail Venture Partners II, LLC, as general partner of Sail Venture Partners II, may be deemed to beneficially own the securities owned by Sail Venture Partners II insofar as it has the power to direct the voting and disposition of such securities. The manager of Sail Venture Partners II, LLC, is Sail Venture Management. The principal business of Sail Venture Management is to act as the manager of Sail Venture Partners II, LLC, and its address is the same as Sail Venture Partners II, LLC. Sail Venture Management, as manager of Sail Venture Partners II, LLC, may be deemed to beneficially own the securities owned by Sail Venture Partners II, LLC insofar as it has the power to direct the voting and disposition of such securities. The managing members of Sail Venture Management are Schindler and Habicht (the “Sail II Managing Members”). Each Sail II Managing Member is a citizen of the United States. A unanimous vote of the Sail II Managing Members is required to vote or dispose of the Company's securities held by Sail Venture Partners II. Each of the Sail II Managing Members is a venture capitalist. The principal business address of each of the Sail II Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

Sail Co-Investment Partners Cayman is a limited partnership, investing in early stage technology companies, and the address of the principal office of Sail Co-Investment Partners Cayman is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The principal business of Sail Holdings II, LLC is to act as general partner of Sail Co-Investment Partners Cayman, and its address is the same as Sail Co-Investment Partners Cayman. Sail Holdings II, LLC, as general partner of Sail Co-Investment Partners Cayman, may be deemed to beneficially own the securities owned by Sail Co-Investment Partners Cayman insofar as it has the power to direct the voting and disposition of such securities. Sail Capital Management and Sail Cayman Adolfo Management are co-managers of Sail Holdings II, LLC. The principal business of Sail Capital Management and Sail Cayman Adolfo Management is to act as manager of Sail Holdings II, LLC, and the address of the two is the same as Sail Holdings II, LLC. Sail Capital Management and Sail Cayman Adolfo Management, as co-managers of Sail Holdings II, LLC, may be deemed to beneficially own the securities owned by Sail Holdings II, LLC insofar as it has the power to direct the voting and disposition of such securities.  The managing members of Sail Capital Management are Schindler and Habicht (the “Sail Holdings II Managing Members”). A unanimous vote of the Sail Holdings II Managing Members is required to vote or dispose of the Company's securities held by Sail Co-Investment Partners Cayman. Each of the Sail Holdings II Managing Members is a venture capitalist. The principal business address of each of the Sail Holdings II Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

Hammons has a carried interest as a partner in Sail Venture Management, Sail Venture Partners, LLC and Sail Venture Partners II, LLC, the management company and respective general partners of the funds, Sail Venture Partners I and Sail Venture Partners II. Additionally, Hammons beneficial ownership over all shares of the issuing company held by the collective Sail entities is derived from his position as the partner designated to manage the ownership in the issuing company by Sail Venture Management and Sail Capital Management. Hammons is a United States citizen.

During the last five years, neither the Managing Members, Hammons, nor Sail Venture Partners, nor Sail Venture Partners, LLC, nor Sail Venture Partners II, nor Sail Venture Partners II, LLC , nor Sail Venture Management, nor Sail Co-Investment Partners Cayman, nor Sail Holdings II, LLC, nor Sail Cayman Adolfo Management nor Sail Capital Management, has been convicted in any criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Sail Venture Partners, LP, Sail Venture Partners II, LP, and Sail Co-Investment Partners Cayman (the “Three Sail Entities”) received an aggregate of 4,573,833 shares of Common Stock of the Issuer in consideration for shares of common stock of Enerpulse, Inc. a Delaware corporation (“Enerpulse”) pursuant to an agreement and plan of merger dated as of September 4, 2013 (the “Agreement”) by and among the Issuer on the one hand, and Enerpulse Merger Sub, Inc., a wholly-owned subsidiary of the Issuer and Enerpulse on the other hand. The Agreement was filed with the Securities and Exchange Commission on September 10, 2013 on a Current Report on Form 8-K.

Additionally, following the consummation of the merger contemplated by the Agreement, the Three Sail Entities received the right to exchange Series B, Series C, and Series D warrants to purchase shares of common stock of Enerpulse for a substantially similar warrants issued by the Issuer (the “Warrants”).  The Warrants will be exercisable for an aggregate of 940,721 shares of Common Stock of the Issuer at the exercise prices set forth in the table below. All of the shares subject to the Warrant are exercisable in the next sixty days.

Warrant Type	Aggregate Number of Warrants Issued to the Reporting Persons	Exercise Price
Series B Warrant	515,944	$2.01
Series C Warrant	300,866	$2.74
Series D Warrant	123,911	$2.66

CUSIP No. 50243R102

Item 4.	Purpose of the Transaction

The Reporting Persons received shares of Common Stock in consideration for the Enerpulse shares under the Agreement. The Reporting Persons received the right to exchange a warrant to purchase shares of common stock of Enerpulse for a substantially similar Warrant issued by the Issuer under the Agreement.

Subject to ongoing evaluation, except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) (1)	Sail Venture Partners beneficially owns 816,958 shares of Common Stock of the Issuer, or 9.22% of the outstanding shares of the Issuer.

(2)	Sail Venture Partners, LLC is considered to beneficially own 816,958 shares of Common Stock of the Issuer, or 9.22% of the outstanding shares of the Issuer due to its voting and dispositive powers in its role as General Partner of Sail Venture Partners.

(3)	Sail Venture Partners II beneficially owns 3,100,439 shares of Common Stock of the Issuer, or 32.34% which includes 721,909 Warrants exercisable in the next 60 days.

(4)	Sail Venture Partners II, LLC is considered to beneficially own 3,100,439 shares of Common Stock of the Issuer, or 32.34% which includes 721,909 Warrants exercisable in the next 60 days, due to its voting and dispositive powers in its role as General Partner of Sail Venture Partners II.

(5)	Sail Venture Management is considered to beneficially own 3,917,396 shares of Common Stock of the Issuer, or 41.56% which includes 721,909 Warrants exercisable in the next 60 days, due to its voting and dispositive powers in its role as Management Company of Sail Venture Partners, LLC and Sail Venture Partners II, LLC.

(6)	Sail Co-Investment Partners Cayman beneficially owns 656,436 shares of Common Stock of the Issuer, or 7.23% which includes 218,812 Warrants exercisable in the next 6o days.

(7)	Sail Holdings II, LLC is considered to beneficially own 656,436 shares of Common Stock of the Issuer, or 7.23% which includes 218,812 Warrants exercisable in the next 60 days, due to its voting and dispositive powers in its role as General Partner of Sail Co-Investment Partners.

(8)	Sail Cayman Adolfo Management, LLC and Sail Capital Management, LLC each are considered to beneficially own 656,436 shares of Common Stock of the Issuer, or 7.23% which includes 218,812 Warrants exercisable in the next 60 days, due to each of their voting and dispositive powers in each of their roles as the Management Companies of Sail Holdings II, LLC.

(9)	Habicht, by reason of being a managing member of Sail Venture Management and Sail Capital Management, may be deemed to beneficially own 4,978,728 shares of Common Stock of the Issuer or 49.67, which includes 1,159,571 Warrants exercisable in the next 60 days.

(10)	Schindler, by reason of being a managing member of Sail Venture Management and Sail Capital Management, may be deemed to beneficially own 5,482,034 shares of Common Stock of the Issuer, or 54.33% which includes 1,227,159 Warrants exercisable in the next 60 days.

(11)	Hammons by reason of being the partner designated to manage the ownership in the issuing company by Sail Venture Management and Sail Capital Management, may be deemed to beneficially own 5,482,034 shares of Common Stock of the Issuer, or 54.33% which includes 1,227,159 Warrants exercisable in the next 60 days.

(b)          The following table sets forth the number of shares of Common Stock of the Issuer as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Common Stock, (ii) the sole power to dispose or to direct the disposition of the Common Stock or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Common Stock:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Sail Venture Partners	0	0	816,958
Sail Venture Partners, LLC	0	0	816,958
Sail Venture Partners II	0	0	3,100,438
Sail Venture Partners II, LLC	0	0	3,100,438
Sail Venture Management	0	0	3,917,396
Sail Co-Investment Partners Cayman	0	0	656,436
Sail Holdings II, LLC	0	0	656,436
Sail Cayman Adolfo Management, LLC	0	0	656,436
Sail Capital Management, LLC	0	0	656,436
Habicht	0	0	4,978,728
Schindler	0	0	5,482,034
Hammons	0	0	5,482,034

(c)          No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d) (1)	Sail Venture Partners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 816,958 shares of Common Stock of the Issuer.

(2)	Sail Venture Partners, LLC having beneficial ownership over 816,958 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 816,958 shares of Common Stock of the Issuer.

(3)	Sail Venture Partners II has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,100,439 shares of Common Stock of the Issuer, which includes 721,909 Warrants exercisable in the next 60 days.

(4)	Sail Venture Partners II, having beneficial ownership over 3,100,439 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,100,439 shares of Common Stock of the Issuer, which includes 721,909 Warrants exercisable in the next 60 days.

(5)	Sail Venture Management, having beneficial ownership over 3,917,396 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,917,396 shares of Common Stock of the Issuer, which includes 721,909 Warrants exercisable in the next 60 days.

(6)	Sail Co-Investment Partners Cayman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 656,436 shares of Common Stock of the Issuer, which includes 218,812 Warrants exercisable in the next 6o days.

(7)	Sail Holdings II, LLC having beneficial ownership over 656,436 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 656,436 shares of Common Stock of the Issuer, which includes 218,812 Warrants exercisable in the next 60 days.

(8)	Sail Cayman Adolfo Management, LLC and Sail Capital Management, LLC each having beneficial ownership over 656,436 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 656,436 shares of Common Stock of the Issuer, which includes 218,812 Warrants exercisable in the next 60 days.

(9)	Habicht, being deemed to have beneficial ownership over 4,978,728 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 4,978,728 shares of Common Stock of the Issuer, which includes 1,159,571 Warrants exercisable in the next 60 days.

(10)	Schindler, being deemed to have beneficial ownership over 5,482,034 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 5,482,034 shares of Common Stock of the Issuer, which includes 1,227,159 Warrants exercisable in the next 60 days.

(11)	Hammons being deemed to have beneficial ownership over 5,482,034 shares of Common Stock of the Issuer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 5,482,034 shares of Common Stock of the Issuer, which includes 1,227,159 Warrants exercisable in the next 60 days.

(e)	Not applicable.

CUSIP No. 50243R102

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Joint Filing Agreement

CUSIP No. 50243R102

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 16, 2013
Sail Venture Partners I, LP

	By:	/s/ F. Henry Habicht II
Name: F. HENRY HABICHT ii
Title: Managing Partner

F. HENRY HABICHT ii

	By:	/s/ F. Henry Habicht II
Name: F. Henry Habicht II

WALTER L. SCHINDLER

	By:	/s/ Walter L. Schindler
Name: Walter L. Schindler

MICHAEL J. HAMMONS

	By:	/s/ Michael J. Hammons
Name: Michael J. Hammons